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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF MAY 1999

                          COMMISSION FILE NO. 333-8880

                       SATELITES MEXICANOS, S.A. DE C.V.
                         BLVD. M. AVILA CAMACHO NO. 40
                           COL. LOMAS DE CHAPULTEPEC
                               11000 MEXICO, D.F.
                                     MEXICO
                                 (525) 201-0800

     The registrant files annual reports under cover of Form 20-F.

     The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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

                       SATELITES MEXICANOS, S.A. de C.V.

                             FINANCIAL INFORMATION

                                     INDEX

                                                              PAGE
                                                              ----
Financial Statements (Unaudited):
  Condensed Balance Sheets as of March 31, 1999 and December
     31, 1998...............................................    2
  Condensed Statements of Operations for the three months
     ended March 31, 1999 and 1998..........................    3
  Condensed Statements of Cash Flows for the three months
     ended March 31, 1999 and 1998..........................    4
  Notes to Unaudited Condensed Financial Statements.........    5
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................    8

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            CONDENSED BALANCE SHEETS
                    (Amounts in thousands of U.S. dollars )

                                                               MARCH 31,     DECEMBER 31,
                                                                 1999            1998
                                                              -----------    ------------
                                                              (UNAUDITED)
                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $    5,072      $   11,883
  Interest reserve account..................................                       9,765
  Accounts receivable.......................................      10,562           7,062
  Due from related parties..................................       3,502           1,954
  Prepaid insurance.........................................      23,079          26,673
                                                              ----------      ----------
          Total current assets..............................      42,215          57,337
Satellites and equipment, net...............................     548,341         557,456
Concessions, net............................................     499,057         502,237
Deferred financing costs, net...............................      12,017          12,911
Other assets................................................         516             303
Deferred income tax assets..................................       7,895           7,720
                                                              ----------      ----------
          Total assets......................................  $1,110,041      $1,137,964
                                                              ==========      ==========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $    1,000      $   36,000
  Accounts payable and accrued expenses.....................      31,245          38,714
  Interest payable..........................................       5,346          13,770
  Deferred income tax liabilities...........................       3,810           3,810
  Due to related parties....................................       1,203             822
                                                              ----------      ----------
          Total current liabilities.........................      42,604          93,116
Long-term debt..............................................     607,750         608,000
Deferred revenue............................................      84,985          85,535
                                                              ----------      ----------
          Total liabilities.................................     735,339         786,651
                                                              ----------      ----------
Commitments and contingencies (Note 5)

Stockholders' equity:
  Capital stock.............................................     411,289         379,403
  Accumulated deficit.......................................     (36,587)        (28,090)
                                                              ----------      ----------
          Total stockholders' equity........................     374,702         351,313
                                                              ----------      ----------
          Total liabilities and stockholders' equity........  $1,110,041      $1,137,964
                                                              ==========      ==========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C. V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF OPERATIONS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Revenue.....................................................  $ 27,977    $ 25,908
                                                              --------    --------
Operating expenses:
  Satellite operations......................................     4,207       3,596
  Selling and administrative expenses.......................     2,053       1,629
  License and management fees...............................       394         416
  Depreciation and amortization.............................    14,172      13,537
                                                              --------    --------
                                                                20,826      19,178
                                                              --------    --------
Operating income............................................     7,151       6,730
Interest expense and amortization of deferred financing
  costs.....................................................   (15,868)    (15,858)
Net foreign exchange gain (loss)............................        45      (1,617)
                                                              --------    --------
Loss before income taxes and extraordinary item.............    (8,672)    (10,745)
Deferred income tax credit..................................       175       1,021
Extraordinary loss from extinguishment of debt, net of
  income tax benefit of $2,840..............................                (5,513)
                                                              --------    --------
Net loss....................................................  $ (8,497)   $(15,237)
                                                              ========    ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                1999        1998
                                                              --------    ---------
OPERATING ACTIVITIES
Net loss....................................................  $ (8,497)   $ (15,237)
Items not requiring cash:
  Depreciation and amortization.............................    14,172       13,326
  Amortization of deferred financing costs..................     1,081        2,198
  Deferred income taxes.....................................      (175)      (1,021)
  Extraordinary item........................................                  5,513
Changes in assets and liabilities:
  Accounts receivable.......................................    (3,501)      (2,417)
  Prepaid insurance.........................................     3,594        1,134
  Accounts payable and accrued expenses.....................   (17,059)       5,364
  Deferred revenues.........................................      (550)        (550)
  Deferred financing costs and other assets.................      (400)      (6,398)
                                                              --------    ---------
Cash flow provided by (used in) operating activities........   (11,335)       1,912
                                                              --------    ---------
INVESTING ACTIVITIES
Acquisition of equipment and advances
  for construction of satellite.............................    (1,877)     (54,579)
                                                              --------    ---------
Cash flow used in investing activities......................    (1,877)     (54,579)
                                                              --------    ---------
FINANCING ACTIVITIES
Proceeds from issuance of senior secured notes..............                325,000
Proceeds from issuance of fixed rate notes..................                320,000
Repayment of senior secured notes...........................   (35,250)        (250)
Interest reserve account....................................     9,765
Repayment of bank loans.....................................               (570,000)
Capital contributions.......................................    31,886            6
                                                              --------    ---------
Cash flow provided by financing activities..................     6,401       74,756
                                                              --------    ---------
Increase (decrease) in cash and cash equivalents............    (6,811)      22,089
Cash and cash equivalents -- beginning of period............    11,883       24,144
                                                              --------    ---------
Cash and cash equivalents -- end of period..................  $  5,072    $  46,233
                                                              ========    =========
Supplemental disclosure:
  Interest paid.............................................  $ 23,782    $  10,679
                                                              ========    =========
  Income taxes paid.........................................  $     --    $      --
                                                              ========    =========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                           (Amounts in U.S. dollars)

1.  ACTIVITY AND FORMATION OF THE COMPANY

     Satelites Mexicanos, S.A. de C.V. ("Satmex") owns and operates three geosynchronous communications satellites, Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in the United States, Canada and 20 nations and territories in the Latin American region.

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain fixed satellite services assets and operations of Telecomunicaciones de Mexico, an agency of the government of Mexico (the "Government"). On June 26, 1997 the Government formed Satmex for the purpose of completing the privatization process.

     On November 17, 1997, Loral Space & Communications Ltd. ("Loral") and Principia, S.A. de C.V., ("Principia") formerly Telefonica Autrey, S.A. de C.V. acquired 75% of the issued and outstanding stock of Satmex for $647 million. The remaining 25% of the capital stock of Satmex has been retained by the Government.

2.  BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as permitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented for being misleading. The results of operations for the three months ended March 31, 1999, are not necessarily indicative of the results to be expected for the year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto of the Company as of December 31, 1998.

3.  ACCOUNTS RECEIVABLE

                                                              MARCH 31,    DECEMBER 31,
                                                                1999           1998
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
Customers...................................................   $10,969        $5,799
Value added tax recoverable.................................                   1,291
Other.......................................................       394           594
Allowance for uncollectible accounts........................      (801)         (622)
                                                               -------        ------
                                                               $10,562        $7,062
                                                               =======        ======

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

4.  SATELLITES AND EQUIPMENT

     On December 5, 1998, Satmex 5 was successfully launched into orbit and was placed into service on January 22, 1999. Capitalized interest related to the construction of Satmex 5 was $1.6 million and $20.5 million for the period January 1, 1999 to January 22, 1999 and the year ended December 31, 1998, respectively.

                                                       MARCH 31,    DECEMBER 31,
                                                         1999           1998
                                                       ---------    ------------
                                                            (IN THOUSANDS)
Satellites...........................................  $575,951       $340,112
Equipment............................................    23,176         23,077
Furniture and fixtures...............................     2,704          2,643
Leasehold improvements...............................     1,804          1,784
Advances for construction and launch of Satmex 5.....                  234,142
                                                       --------       --------
                                                        603,635        601,758
Accumulated depreciation.............................   (55,294)       (44,302)
                                                       --------       --------
                                                       $548,341       $557,456
                                                       ========       ========

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     The Company had the following amounts due from and payable to related parties:

                                                       MARCH 31,    DECEMBER 31,
                                                         1999           1998
                                                       ---------    ------------
                                                            (IN THOUSANDS)
ACCOUNTS RECEIVABLE:
Holdings.............................................  $     87       $     61
Servicios............................................       112            101
Principia............................................       438            422
Mexican government agencies..........................     2,865          1,370
                                                       --------       --------
                                                       $  3,502       $  1,954
                                                       ========       ========
ACCOUNTS PAYABLE:
Loral................................................  $  1,101       $    726
Principia............................................       102             96
                                                       --------       --------
                                                       $  1,203       $    822
                                                       ========       ========

  Revenue

     Revenue from related parties, primarily the Mexican Government, was $2.7 million and $1.7 million for the three months ended March 31, 1999 and 1998, respectively.

  Management fee

     Loral and Principia are responsible for managing the Company, Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenues. For the three months ended March 31, 1999 and 1998 the management fee was $16,000 and $36,000, respectively.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenues. In 1998 Loral and Satmex agreed to delay the commencement of such fees until January 1, 1999. All fees accrued through June 30, 1998 were reversed. Fees for the three months ended March 31, 1999 and 1998 were $378,000 and $380,000, respectively.

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Government. The Company pays rent to the Government for the use of the building. The rent expense under this agreement was $60,000 and $63,000 for the three months ended March 31, 1999 and 1998, respectively.

  Guarantee arrangements

     In connection with the loan agreements certain related parties have provided and continue to provide guarantees on behalf of the Company.

6.  DEBT

                                                       MARCH 31,    DECEMBER 31,
                                                         1999           1998
                                                       ---------    ------------
                                                            (IN THOUSANDS)
Senior secured notes (9.03% at March 31, 1999, and
  December 31, 1998).................................  $288,750       $324,000
Fixed rate notes.....................................   320,000        320,000
                                                       --------       --------
                                                        608,750        644,000
Less, current maturities.............................     1,000         36,000
                                                       --------       --------
                                                       $607,750       $608,000
                                                       ========       ========

     On March 31, 1999, the Company prepaid $35 million principal amount of the senior secured notes.

7.  STOCKHOLDERS' EQUITY

     On March 30, 1999, the Company issued 606,730 shares of preferred stock to Loral and Principia for a total purchase price of approximately $31.9 million. The preferred stock has limited voting rights and pays a dividend in common stock of the Company. The preferred stock can be exchanged at the Company's option into common stock of the Company, at an exchange ratio of 1 share of preferred stock for 2.0008 shares of common stock if the exchange occurs before February 2, 2005, and at an exchange ratio of 1 share of preferred stock for
4.0016 shares of common stock on and after February 2, 2005.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but are not limited to, various filings made by the Company with the Securities and Exchange Commission, press releases or oral statements made by or with the approval of an authorized executive officer of the Company. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions. See the section of Satmex's Annual Report on Form 20-F entitled "Certain Factors That May Affect Future Results".

     Except for the historical information contained herein, the matters discussed in the following Management's Discussion and Analysis of Results of Operations and Financial Condition of the Company, are forward-looking statements that involve risks and uncertainties, many of which may be beyond the Company's control. The actual results that the Company achieves may differ materially from any forward-looking projections due to such risks and uncertainties.

     The following should be read in conjunction with the financial statements of the Company for the three months ended March 31, 1999 and 1998.

OVERVIEW

     Satelites Mexicanos, S.A. de C.V. ("Satmex") owns and operates three geosynchronous communications satellites, Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in the United States, Canada and 20 nations and territories, in the Latin American region.

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain fixed satellite services assets and operations of Telecomunicaciones de Mexico, an agency of the government of Mexico (the "Government"). On June 26, 1997 the Government formed Satmex for the purpose of completing the privatization process.

     On November 17, 1997, Loral Space & Communications Ltd. together with its subsidiaries ("Loral") and Principia, S.A. de C.V., ("Principia") formerly Telefonica Autrey, S.A. de C.V. acquired 75% of the issued and outstanding stock of Satmex for $647 million. The remaining 25% of the capital stock of Satmex has been retained by the Government.

RESULTS OF OPERATIONS THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO MARCH 31,
1998

  Revenues

     Revenues during the first quarter of 1999 were $28.0 million, an increase of 8.0% as compared to $25.9 million during the first quarter of 1998. Revenues for the first quarter of 1999 reflect revenue from Satmex 5, which entered service on January 22, 1999, offset by reduced revenues from Morelos 2 which went into inclined orbit in August 1998.

  Operating expenses

     Operating expenses were $20.8 million for the first quarter of 1999, an increase of 8.6% as compared to $19.2 million for the first quarter of 1998.

     Satellite operations. Satellite operations, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, amounted to $4.2 million for the first quarter of 1999, a 17.0% increase over the $3.6 million recorded in the first quarter of 1998. The increase is primarily due to higher salaries granted in connection with the renegotiation of the collective bargaining agreement in October 1998, and higher insurance costs related to the in-orbit service of Satmex 5.

     Selling and administrative expenses. Selling and administrative expenses for the quarter ended March 31, 1999 were $2.1 million, an increase of 26.0% as compared to $1.6 million for the first quarter of 1998. The increase is primarily due to higher lease payments associated with the Company's move to its permanent headquarters in September 1998 (during a portion of the first quarter of 1998, the Company was using office space owned by the Mexican government, at a significantly lower cost) as well as salaries associated with the hiring of additional personnel.

     Depreciation and amortization. Depreciation expense during the first quarter of 1999 includes depreciation for Solidaridad I, Solidaridad 2 and Satmex 5. Morelos 2 was fully depreciated at June 1998, and Solidaridad I, Solidaridad 2 and Satmex 5 are being depreciated through December 2007, June 2009, and January 2019, respectively. Depreciation expense for the first quarter of 1999 was $11.0 million as compared to $10.6 million during the first quarter of 1998. Amortization expense relating to the Concessions amounted to $3.2 million during the first quarter of 1999 as compared to $2.9 million during the first quarter of 1998.

  Interest expense

     Interest expense was $15.9 million in the quarter (net of $1.6 million of capitalized interest related to construction and launch of Satmex 5) as compared to $15.9 million (net of $5.8 million of capitalized interest related to the construction and launch of Satmex 5.) during the first quarter of 1998.

  Net foreign exchange gain (loss)

     The Company recorded a net foreign exchange gain of $45,000 during the first quarter of 1999 and a net foreign exchange loss of $1.6 million in the first quarter of 1998. During the first quarter of 1999, the peso remained stable against the dollar. However, in the first quarter of 1998, the peso declined 7.6% against the dollar.

  Extraordinary item

     As a result of the refinancing of the Company's debt in the first quarter of 1998, the Company recorded an extraordinary charge of $8.3 million less an applicable income tax benefit of $2.8 million. The extraordinary charge consisted of the write-off of deferred financing costs.

  Deferred income tax credit

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards. The Company recorded a deferred income tax benefit of $175,000 in the first quarter of 1999 as compared to a benefit of $1.0 million during the first quarter of 1998.

CAPITAL EXPENDITURES

     Substantially all capital expenditures are denominated in U.S. dollars. Capital expenditures, including capitalized interest, were $1.9 million for the first quarter of 1999 as compared to $54.6 million for the first quarter of 1998. Expenditures were primarily for the construction and launch of Satmex 5.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 1999, the Company had total debt of $607.8 million. At March 31, 1999, the Company was in compliance with all covenants governing its debt agreements.

     The Company received $31.9 million in shareholder contributions during the first quarter of 1999 which, coupled with the Company's internally generated cash flow, were used to pay down $35 million of the Company's senior secured floating rate notes on March 31, 1999.

     The Company's primary source of liquidity for working capital purposes is cash flow from operations. At March 31, 1999, the Company had cash and cash equivalents of $5.0 million.

     The Company believes that cash flow from operations will be adequate to service the interest and the debt.

OTHER MATTERS

     Solidaridad 1 Service Interruption. On April 28, 1999, Solidaridad I experienced a loss of its primary satellite control processor. Service was restored after 14 hours, using the back up satellite control processor. Satmex and the satellite manufacturer, Hughes Space and Communications, Inc., are investigating the cause of the service interruption. Failure of the back up satellite control processor would result in the loss of Solidaridad 1.

     Year 2000 Issue. The Company's Year 2000 Program is proceeding on schedule. The Year 2000 issue is the result of computer programs which were written using two digits rather than four to signify a year (i.e., the year 1999 is denoted as "99" and not "1999"). Computer programs written using only two digits may recognize the year 2000 as the year 1900. This could result in a system failure or miscalculations causing disruption of operations.

     The Company has implemented a Year 2000 program (the "Year 2000 Program") for its internal products, system and equipment, as well as for key vendor and customer supplied products, systems and equipment. As part of the Year 2000 Program, the Company is assessing the Year 2000 capabilities of, among other things, its satellites, ground equipment, and facility management systems. The Year 2000 Program consists of the following phases: inventory of Year 2000 items, assessment (including prioritization), remediation (including modification, upgrading and replacement), testing and auditing. This five-step program is divided into six major sections covering both information and non-information technology systems: 1) business systems, 2) technical systems,
3) products and services, 4) imbedded hardware/firmware, 5) vendor supplied products and 6) customer provided products. As of March 31, 1999, the Company had completed approximately 98% of the inventory phase and approximately 97% of the assessment phase. The Company expects to complete the first four phases, through the testing phase, of the Year 2000 Program during the third quarter of 1999, which is prior to any anticipated material impact on the operations of the Company. The fifth phase, the audit phase, commenced in January 1999 and is expected to continue through the third quarter of 1999 to accommodate re-audits if deemed necessary.

     Both internal and external resources are being utilized to execute the Company's plan. The program to address Year 2000 has been underway since December 1997. The incremental costs incurred through March 31, 1999 for this effort by the Company were approximately $39,000. Based on the efforts of the Company to date, the Company anticipates additional incremental expenses of approximately $168,000 will be incurred to substantially complete the effort.

     Based upon the accomplishments to date, no contingency plans are expected to be needed. As risks are identified, contingency plans will be developed and implemented as necessary. However, because of the progress achieved to date and the Company's expectations that its Year 2000 program will be substantially complete in the third quarter of calendar 1999, the Company believes adequate time will be available to insure alternatives can be developed, assessed and implemented prior to a Year 2000 issue having a material negative impact on the operations of the Company. However, there can be no assurance that such modifications and conversions, if required, will be completed on a timely basis.

     The cost of the program and the dates on which the Company believes it will substantially complete Year 2000 modifications are based on management's best estimates. Such estimates were derived using software surveys and programs to evaluate calendar date exposures and numerous assumptions of future events, including the continued availability of certain resources, third-party Year 2000 readiness and other factors. Because none of these estimates can be guaranteed, actual results could differ materially and adversely from those anticipated. Specific factors that might cause an adjustment of costs are: number of personnel trained in this area, the ability to locate and correct all relevant computer codes, the ability to validate supplier certification and similar uncertainties.

     The Company's failure to remediate a material Year 2000 problem could result in an interruption or failure of certain basic business operations. These failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. The Company is assessing the Year 2000 readiness of their key third-party suppliers. Information requests have been distributed to such suppliers and replies are being evaluated. If the risk is deemed material, on-site visits to suppliers will be conducted to verify the adequacy of the information received. However, due to the general uncertainty of the Year 2000 problem, including uncertainty with regard to third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have an adverse material impact on the Company's results of operations, liquidity or financial condition. There can be no assurance given that the Company's Year 2000 Program will be successful in avoiding any interruption or failure of certain basic business operations, which may have a material adverse effect on the Company's results of operations or financial position.

     Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement No. 1333 Accounting for Derivative Instruments and Hedging Activities ("SFAS" 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact that adoption of SFAS 133 will have on its earnings or financial position. The Company is required to adopt SFAS 133 on January 1, 2000.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SATELITES MEXICANOS, S.A. de C.V.

                                        By: Cynthia Pelini

                                           -------------------------------------
                                           Cynthia Pelini
                                           Chief Financial Officer

Date: May 19, 1999